UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 26, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Patni Computer Systems Limited – AGM Outcome

The Members of the Company, at the 31st Annual General Meeting held on June 25, 2009 at Pune (India), inter alia, approved the following resolutions:

1.                          Adoption of the Audited Balance Sheet, Profit & Loss Account, together with the reports of the Directors and the Auditors thereon, for the year ended 31 December 2008;

2.                          Final dividend of Rs. 3.00 per share (150% on an Equity Share of par value of Rs. 2/-);

3.                          Re-appointment of Mr. Arun Maira and Mr. Pradip Shah as Directors of the Company, liable to retire by rotation;

4.                          Re-appointment of M/s. B S R & Co., Chartered Accountants, as Auditors of the Company until the conclusion of the next Annual General Meeting;

5.                          Alteration of Articles of Association of the Company;

•                  Amendment in definition of “Employee Stock Option Scheme” or “ESOP”.

•                  Increase in current strength of the Board to 12 Directors.

6.                          Appointment of Mr. Jeya Kumar as a ‘Manager’ with designation ‘Chief Executive Officer’ of the Company;

7.                          Grant of options in excess of 1% of share capital to Mr. Jeya Kumar, CEO;

8.                          Appointment of Mr. Jeya Kumar, CEO, as a Director of the Company, not liable to retire by rotation;

9.                          Appointment of Mr. Pradip Baijal as a Director of the Company, liable to retire by rotation;

10.                    Patni ESOP 2003 (Revised 2008) — Increase in total number of Options under the Plan (for employees of the Company and its subsidiaries);

11.                    Revision in terms of employment of Mr. Anirudh Patni - Approval under section 314 of the Companies Act, 1956; and

12.                    Remuneration to Non-Executive Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: June 26, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary